

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 2, 2009

Via U.S. Mail and Facsimile to (510) 864-8802

Ms. Susan Marsch
General Counsel, Secretary and Chief Ethics Officer
UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, CA 94502

      RE: **UTStarcom, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed March 3, 3008
               File No. 0-29661

Dear Ms. Marsch:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director